EXHIBIT 23.1

Consent of KPMG LLP

We consent to the use of our audit report dated February 2, 2001 relating to the consolidated balance sheets of PepsiCo, Inc. and Subsidiaries as of December 30, 2000 and December 25, 1999 and the related consolidated statements of income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 30, 2000 and our audit report dated August 20, 2001, relating to the supplemental consolidated balance sheets of PepsiCo, Inc. and Subsidiaries as of December 30, 2000 and December 25, 1999 and the related supplemental consolidated statements of income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 30, 2000, both of which are incorporated herein by reference in the Registration Statement on Form S-8 of PepsiCo, Inc. pertaining to The PepsiCo 401(k) Plan for Hourly Employees.

/s/ KPMG LLP

New York, New York
January 2, 2002